Free Writing Prospectus (FWP)

Filed pursuant to Rule 433

Registration No. 333-215003

Relating to Prospectus Supplement, dated April 27, 2017

Province of Manitoba

U.S.$1,000,000,000 2.125% United States Dollar Debentures Series GT due May 4, 2022

Final Term Sheet

April 27, 2017

Issuer:	Province of Manitoba

Title:	2.125% United States Dollar Debentures Series GT due May 4, 2022

Existing Long-Term Issuer Ratings:	AA-/Aa2 (S&P/Moody’s)

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	$1,000,000,000

Trade Date:	April 27, 2017

Settlement Date:	May 4, 2017 (T+5)

Maturity Date:	May 4, 2022

Interest Payment Dates:	May 4th and November 4th of each year, commencing on November 4, 2017

Benchmark Treasury:	UST 1.875% due April 30, 2022

UST Spot (price, yield):	100-09+ / 1.813%

Spread to Benchmark Treasury:	+37.6bps

Spread to Mid Swaps:	+26bps

Yield to Maturity:	2.189%

Coupon:	2.125%

Price:	99.698%

Day Count:	30/360

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$1,000 and integral multiples thereof

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed upon or following settlement on a reasonable efforts basis

Governing Law:	Province of Manitoba and the laws of Canada applicable therein

Business Days:	New York, London, Toronto

Lead Managers:	HSBC Bank plc

National Bank of Canada Financial Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Co-managers:	BMO Capital Markets Corp.

CIBC World Markets Corp.

TD Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Canaccord Genuity Corp.

Casgrain & Company Limited

Billing and Delivering:	RBC Capital Markets, LLC

CUSIP:	563469UQ6

ISIN:	US563469UQ64

Prospectus and Prospectus Supplement:

https://www.sec.gov/Archives/edgar/data/826926/000119312517141462/d387184d424b3.htm

Stabilization:	Reg. M/FCA

Legends:	The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling HSBC Bank plc, toll free, at 1-866-811-8049; National Bank of Canada Financial Inc., at 1-212-632-8868; RBC Capital Markets, LLC, toll free, at 1-866-375-6829; or from Scotia Capital (USA) Inc., toll free, at 1-800-372-3930.

European Economic Area Legends:

If and to the extent that this announcement is communicated in, or the offer of the debentures to which it relates is made in, any EEA Member State that has implemented the Prospectus Directive (2003/71/EC) (a “Relevant Member State”) (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in that Relevant Member State and together with any applicable implementing measures in each Relevant Member State, the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Relevant Member State.

A prospectus under the Prospectus Directive is not required for the offer of the debentures in a Relevant Member State as all offers will be made pursuant to a prospectus exemption under the Prospectus Directive as implemented in that Relevant Member State.

United Kingdom Legend:

This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The debentures are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such debentures will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.